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SEC FILE NUMBER
8-65461

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angeles Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 S. Figueroa, Suite 1227
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Battison 818-516-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William J. Battison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angeles Capital Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

12/25/10

Signature

Managing Partner

Title

Notary Public

Please see attached
CA Notarial Certificate
for Notarization.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me, Muthiah Nachiappan, Notary Public on this 25th day of February, 2010, by William J. Battison

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(seal) MUTHIAH NACHIAPPAN
COMM. # 1827742
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JAN. 9, 2013

Signature [signature]

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document: Annual Audited Report

Document Date: 2/25/10 Number of Pages: 2

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer
Signer's Name: William J. Battison

- ☐ Individual
- ☐ Corporate Officer – Title(s):
- ☐ Partner – Limited General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☒ Other: Managing Partner

Signer Is Representing: Angeles Capital Group, LLC

RIGHT THUMBPRINT OF SIGNER

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

ANGELES CAPITAL GROUP, LLC

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
Angeles Capital Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Angeles Capital Group, LLC as of December 31, 2009 and related statements of operations, changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Angeles Capital Group, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Angeles Capital Group, LLC as of December 31, 2009 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2010

ANGELES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash - checking	$ 127,405
Furniture and Fixtures (net of accumulated depreciation of $350)	3,150
Total Assets	$ 130,555

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,269
Total Liabilities	1,269
Member's Equity	129,286
Total Liabilities and Member's Equity	$ 130,555

See Accompanying Notes to Financial Statements

ANGELES CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Investment banking fees	$ 93,848
Total Revenues	93,848
Operating Expenses	
Advertising	1,000
Automobile expense	13,733
Bad debt	25,000
Business expenses	47,771
Depreciation expense	350
Dues and subscription	1,750
FINRA fees	5,975
Miscellaneous	793
Office expense	3,446
Professional fees	99,288
Rent	20,760
Telephone and fax	3,283
Travel & entertainment	6,038
Total Operating Expenses	229,187
Income (Loss) Before Tax	(135,339)
Provision for State Taxes	800
Net Income (Loss)	$ (136,139)

See Accompanying Notes to Financial Statements

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity
Balance, December 31, 2008	$ 379,541
Distributions	(114,116)
Net Income (loss)	(136,139)
Balance, December 31, 2009	$ 129,286

See Accompanying Notes to Financial Statements

ANGELES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ (136,139)
Depreciation expense	350
Changes in operating assets and liabilities:	
Accounts receivable	25,000
Accounts payable and accrued expenses	(3,856)
Net cash used from operating activities	(114,645)
Cash Flows for Investing Activities:	
Furniture and fixture purchases	(3,500)
Net Cash From Investing Activities	(3,500)
Cash Flows for Financing Activities:	
Member distributions	(114,116)
Net Cash From Investing Activities	(114,116)
Net decrease in cash	(232,261)
Cash at beginning of year	359,666
Cash at end of year	$ 127,405

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

ANGELES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Angeles Capital Group, LLC (the "Company") is a registered broker-dealer licensed by the United Sates Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company provides investment banking services for established and emerging companies. These services include consultation and assistance with private and public offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 7 for the computation of net capital.

NOTE 3 – INCOME TAXES

The Company is a Limited Liability Company, (LLC). Due to having one member, the Company is considered a single member LLC for federal tax purposes. As such it pays no Federal tax but passes its income or loss directly to its member. There is a minimum state tax ($800) plus a fee based on revenue over $250,000. In 2009, the Company's tax provision was as follows:

2009 state tax	$ 800

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

ANGELES CAPITAL GROUP, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	129,286
Non allowable assets:		
Furniture and fixtures		(3,150)
Net Capital	$	126,136
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness	$	85
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	121,136
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	126,009
Computation of aggregate Indebtedness		
Total liabilities	$	1,269
Percentage of aggregate indebtedness to net capital		1.01%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	126,136
Rounding		0
Net Capital per Audited Report	$	126,136

See Accompanying Notes to Financial Statements

ANGELES CAPITAL GROUP, LLC
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to Angeles Capital Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

ANGELES CAPITAL GROUP, LLC
Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Angeles Capital Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Angeles Capital Group, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Angeles Capital Group, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
Angeles Capital Group, LLC
Los Angeles, CA

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Joseph Yafeh, CPA
Los Angeles, California
February 26, 2010